BBH U. S. Money Market Portfolio

                               40 Water Street
                               Boston, MA 02109

                               November 2, 2005


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549


     RE: BBH U. S. Money Market Portfolio (the "Registrant")


Dear Mr. Sandoe:

     On behalf of BBH U.S. Money Market Portfolio, I hereby submit this application of withdrawl of the Registrant's Form N-1A filed on October 31, 2005, under the Securities Act of 1933.

The Form N-1A is being withdrawn because it was inadvertently electronically filed under the Securities Act of 1933. As purported in our cover letter and registration documents included in the N-1A filing of October 31, 2005, it was the intention of the Registrant to file only under the Investment Company Act of 1940.

The Registrant intends to correctly re-file on Form N-1A. Please issue an order with respect to this application for withdrawl at the earliest date the staff deems appropriate.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawl of Form N-1A has been signed by the Secretary of the Registrant this 2nd day of November, 2005.

     Per  our  telephone  conversation   yesterday,   November  1,  2005,  the
Registrant understands that comments will be provided on Form N1-A within 30 days of the original filing date of October 31, 2005.

      If you have any questions on the enclosed material, please contact Diane Palmer, Paralegal, at (412) 288-6812.

                                                Very truly yours,



                                                /s/ Gail C. Jones
                                                Gail C. Jones
                                                Secretary